Exhibit 12(a)(4)

informed
RCM

RCM Corporate Governance Guidelines and Proxy Voting Policy

July 2011

A company of Allianz Global Investors

Contents

Preamble		5

Disclaimer		6

Section 1: Board of Directors		7

1.1	Composition and Structure of the Board	7
1.1.1	Chairman and CEO	7
1.1.2	Independence of the Board of Directors	7
1.1.3	Competence and Experience of the Board	7
1.1.4	Diversity of the Board	7
1.1.5	Size of the Board	8
1.1.6	Classified Boards	8
1.1.7	Age Limits and Tenure Limits	8
1.1.8	Board Committees	8
1.1.9	Director Conflicts of Interest	8

1.2	Election of Board of Directors	8
1.2.1	Information on Directors	8
1.2.2	Term of Directors’ Contract	9
1.2.3	Attendance of Board and Committee Meetings	9
1.2.4	Discharge of the Board	9
1.2.5	Multiple Directorships	9
1.2.6	Majority Voting for Directors	10
1.2.7	Shareholders Access to Board of Directors	10
1.2.8	Legal Indemnification of Board Members	10
1.2.9	Proxy Contests	10
1.2.10	Reimburse Proxy Solicitation Expenses	11

Section 2: Remuneration and Benefits		12

2.1	Executive and Director Compensation	12
2.1.1	Compensation of Executive Directors and Senior Managers	12
2.1.2	Performance Measurement and Disclosure of Performance Criteria and Achievement	12
2.1.3	Compensation of Non-Executive Directors	13
2.1.4	Remuneration Committee and “Say on Pay”	13
2.1.5	Special Provisions	13

2.2	Employee Remuneration	14

Section 3: Audit		15

3.1	Role of Audit	15

3.2	Role of Audit Committee	15

3.3	Independence of Auditors	15

3.4	Remuneration of Auditors	15

Section 4: Risk Management and Internal Control		16

4.1	Role of Risk Management	16

4.2	Risk Management Process	16

4.3	Risk Management Documentation	16

4.4	Risk Committee	16

Section 5: Sustainability Issues		17

Section 6: Capital Structure and Corporate Finance Issues		18

6.1	Capital Increases	18
6.1.1	Increase in Authorised Common Stock	18
6.1.2	Issuance or Increase of Preferred Stock	18

6.2	Issuance of Debt	19

6.3	Issues Related to Mergers, Takeovers and Restructurings	19
6.3.1	General Criteria for Mergers and Restructurings	19
6.3.2	Poison Pill Plans	19
6.3.3	Anti-Greenmail Provisions	19
6.3.4	Fair Price Provisions	19
6.3.5	Control Share Acquisition and Cash-Out Provisions	20
6.3.6	Going Private/Going Dark Transactions	20
6.3.7	Joint Ventures	21
6.3.8	Liquidations	21
6.3.9	Special Purpose Acquisition Corporations (SPACs)	21

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

6.4	Other Corporate Finance Issues	22
6.4.1	Stock Splits and Reverse Stock Splits	22
6.4.2	Share Repurchase Programs	22
6.4.3	Dividend Policy	22
6.4.4	Creating Classes with Different Voting Rights/Dual-Voting Share Class Structures	22
6.4.5	Conversion of Securities	22
6.4.6	Private Placements/Warrants/Convertible Debentures	22

Section 7: Other Issues		24

7.1	General Issues regarding Voting	24
7.1.1	Bundled Proposals	24
7.1.2	“Other Business” Proposals	24
7.1.3	Simple Majority Voting/Elimination of Supermajority	24

7.2	Miscellaneous	24
7.2.1	Re-domiciliation	24
7.2.2	Shareholder Right to Call Special Meeting/Act by Written Consent	24
7.2.3	Disclosure and Transparency	24
7.2.4	Proposals to Adjourn Meeting	25
7.2.5	Amend Bylaws without Shareholder Consent	25
7.2.6	Routine Agenda Items	25
7.2.7	Succession Planning	25

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

Preamble

RCM is a global asset manager and a company of Allianz Global Investors (AllianzGI). RCM operates on four continents from six international offices – Frankfurt, Hong Kong, London, San Francisco, Sydney and Tokyo. We believe that by generating and exploiting information, we will be able to deliver superior and consistent investment results for the benefit of our clients – a philosophy we call “RCM informed”.

This document lays out the Global Corporate Governance Guidelines and Proxy Voting Policy for RCM. It is written in the “RCM informed” philosophy. An international standard is particularly difficult to formulate, as it has to deal with our fiduciary duty, as well as differences in local regulations and market practices.

The Global Corporate Governance Guidelines and Proxy Voting Policy are detailed as follows in the form of voting criteria, which provide a framework for analysis but are not necessarily applied systematically in the form of box-ticking. Their objective is to give a generally applicable answer for the all points, as well as indications to help each entity with regard to those voting criteria that need to be modified to reflect local corporate governance “Best Practice”. We will evaluate governance issues on a case-by-case basis, using the Global Corporate Governance Guidelines and Proxy Voting Policy but taking into account the variances across markets in regulatory and legal frameworks, best practices, actual market practices, and disclosure regimes (including, but not limited to, the UK Corporate Governance Code and the NAPF Corporate Governance Policy and Voting Guidelines, the ASX Corporate Governance Principles and Recommendations (Australia), the Dutch Corporate Governance Code, AFEP Corporate Governance Code of Listed Corporations (France), the German Corporate Governance Code, the Hong Kong Code on Corporate Governance, the Swedish Code of Corporate Governance, and the Swiss Code of Best Practice for Corporate Governance).

While the Global Corporate Governance Guidelines and Proxy Voting Policy often provide explicit guidance on how to vote proxies with regard to specific issues that appear on the ballot, they are not intended to be exhaustive. Rather, these guidelines are intended to address the most significant and frequent proxy issues that arise. Each proxy issue will be subject to rigorous analysis of the economic impact of that issue on the long-term share value. All votes shall be cast solely in the long-term interest of shareholders.

Disclaimer

The RCM Corporate Governance Guidelines and Proxy Voting Policy represent a set of recommendations that were agreed upon by RCM’s Global Executive Committee. These Guidelines and Policy were developed to provide RCM entities with a comprehensive list of recommendations that provide guidance to each RCM entity in determining how to vote proxies for its clients. These guidelines allow each RCM entity the discretion to vote proxies in accordance with local laws, standards and client requirements, as appropriate, independently of influence either directly or indirectly by parent or affiliated companies. The governance structures of each of the RCM legal entities allows that entity to execute proxy voting rights on behalf of clients independently of any Allianz Global Investors’ parent or affiliated company. The individuals that make proxy voting decisions are also free to act independently, subject to the normal and customary supervision by the management/boards of these legal entities and to our fiduciary duty to act in the best interests of our clients. These Guidelines and Policy represent the views and guidance of RCM as at the date of publication. They may be subject to change at any time. The Guidelines and Policy are for RCM internal guidance purposes only and are not intended to be relied upon by any third party.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

Section 1: Board of Directors

1.1	Composition and Structure of the Board

1.1.1	Chairman and CEO

RCM believes that the roles of Chairman and Chief Executive Officer should be separate, as there should be a clearly accepted division of responsibility at the head of the company.

1.1.2	Independence of the Board of Directors

RCM believes that there should be a majority of independent directors on the board, as far as legal regulations do not impose constraints on the composition of the board by law. In markets where independence of directors is currently not standard market practice, RCM will encourage moves towards a more independent board.

RCM considers independence to be an important criterion when voting for board members but will take into account other factors as well, as described elsewhere in these guidelines.

RCM expects companies to appoint a senior independent director, who acts as a crucial conduit for shareholders to raise issues of particular concern.

While dealing with specific corporate structures, RCM also considers the following points:

•	State-owned companies: there should be a sufficient number of directors independent from the company and the government.

•	Subsidiary of multinational organisations: there should be a sufficient number of directors independent from the group.

•	Family-controlled companies should provide sufficient information, which makes the relationship of non-dependent directors to the family more transparent.

1.1.3	Competence and Experience of the Board

The board should have a requisite balance of special skills, competence, experience, and knowledge of the company and of the industry the company is active in. This should enable the directors to discharge their duties and responsibilities in an effective way.

1.1.4	Diversity of the Board

While the board members’ independence, competence, skills and experience are of high importance, the board of directors is also encouraged to have a diversified representation in terms of education, age, nationality, gender, etc.

In this respect RCM generally votes in favour of requests for reports on the company’s efforts to diversify the board, unless the board composition is reasonably diversified in relation to companies of similar size and industry as well as local laws and practices.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

1.1.5	Size of the Board

RCM generally supports proposals requiring shareholder approval to fix or alter the size of the board.

RCM supports boards of between four and 18 directors.

1.1.6	Classified Boards

RCM votes against the introduction of classified/staggered boards and supports efforts to declassify boards.

1.1.7	Age Limits and Tenure Limits

RCM generally does not support minimum or maximum age or tenure limits.

1.1.8	Board Committees

RCM believes that there should be three key committees specialising in audit, director nomination and compensation issues. Such committees constitute a critical component of corporate governance and contribute to the proper functioning of the board of directors.

The remuneration committee should be responsible for setting remuneration for all executive directors and the chairman.

In addition RCM strongly supports the establishment of a separate and independent risk committee responsible for supervision of risks within the company.

The members of these committees should in general be independent non-executive directors.

Any committee should have the authority to engage independent advisers where appropriate at the company’s expense.

1.1.9	Director Conflicts of Interest

RCM expects companies to have a process for identifying and managing conflicts of interest directors may have. Individual directors should seek to avoid situations where there might be an appearance of a conflict of interest. If a director has an interest in a matter under consideration by the board, then the director should recuse himself from those discussions.

1.2	Election of Board of Directors

1.2.1	Information on Directors

RCM expects companies to provide comprehensive and timely information on their directors, in order to be enabled to assess the value they provide. The company should also disclose the positions and mandates of the directors in the annual report.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

The disclosure should include but not limited to the biographical information, information on core competencies and qualifications, professional or other background, recent and current board and management mandates at other companies, factors affecting independence as well as board and committee meetings attendance.

The list of candidates should be available in a timely manner.

While RCM encourages the possibility to vote for each director individually, a bundled proposition on the election (or discharge) of the directors may be considered if RCM is satisfied with the performance of every director. Nevertheless, sufficient information should be provided, and all the directors should fulfil also other criteria, as mentioned in 1.2.4., in such a case.

1.2.2	Term of Directors’ Contract

For executive directors, long-term incentives are considered key. Overly short-term contracts may be counterproductive in this respect. RCM encourages instead that the contract terms state clear performance measurement criteria, while refraining from stipulating excessive severance packages.

For non-executive directors, RCM generally supports minimum contract terms of three years and maximum contract terms of five years with annual approval, except when local market practices differ. In markets where shorter or longer terms are industry standard, RCM will consider voting against directors with terms which substantially deviate from best practice in those markets.

1.2.3	Attendance of Board and Committee Meetings

RCM believes that all directors should be able to allocate sufficient time and effort to the company to discharge their responsibilities efficiently. Thus, the board members should attend at least 75% of board and – in cases where directors are board committee members - committee meetings.

RCM expects information about attendance of the board and committee meetings to be disclosed, and will support initiatives to in this sense in markets where it is not yet standard practice.

1.2.4	Discharge of the Board

RCM will consider the criteria on attendance, performance, competence etc. when voting on propositions to discharge the board.

RCM will vote against single directors or the whole board in cases of established fraud, misstatements of accounts and other illegal acts.

1.2.5	Multiple Directorships

RCM believes that directors should be able to allocate sufficient time to performing their duties as board members efficiently. Therefore, RCM will question whether directors are able to perform their duties whilst already being members of other boards, membership on more than 6 of which is viewed as excessive if the director is not a CEO, and more than 3 of which is viewed as excessive if the director is a CEO.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

1.2.6	Majority Voting for Directors

RCM believes that one of the fundamental rights shareholders have is the power to elect or remove corporate directors. RCM generally believes that a majority voting standard is an appropriate mechanism to provide greater board accountability.

Based on our believes, RCM would in general vote in favour of proposals that would require the implementation of a majority voting standard for elections of directors in uncontested director elections.

There should be no provisions in place that hamper modifications to the composition of the board or impede the ability to adapt quickly to changing environments.

RCM would support cumulative voting in case it substantially enhances minority shareholders’ rights in a particular company and has the potential to add value.

1.2.7	Shareholders Access to Board of Directors

Shareholders should be able to nominate director candidates for the board.

1.2.8	Legal Indemnification of Board Members

RCM will consider voting against proposals that would limit or eliminate all liability for monetary damages, for directors and officers who violate the duty of care.

RCM would also consider voting against proposals that would expand indemnification to cover acts, such as negligence, that are more serious violations of fiduciary obligations than mere carelessness.

If, however, a director was found to have acted in good faith and in a manner that he reasonably believed was in the best interest of the company, and if only the director’s legal expenses would be covered, RCM may consider voting for expanded coverage.

1.2.9	Proxy Contests

Proxy contests are among the most difficult and most crucial corporate governance decisions because an investor must attempt to determine which group is best suited to manage the company. RCM will vote case-by-case on proxy contests, considering the following factors:

•	Past performance relative to its peers;

•	Market in which fund invests;

•	Measures taken by the board to address the issues;

•	Past shareholder activism, board activity, and votes on related proposals;

•	Strategy of the incumbents versus the dissidents;

•	Independence of directors;

•	Experience and skills of director candidates;

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

•	Governance profile of the company;

•	Evidence of management entrenchment.

1.2.10	Reimburse Proxy Solicitation Expenses

RCM will vote case-by-case on proposals to reimburse proxy solicitation expenses. When voting in conjunction with support of a dissident slate, RCM will support the reimbursement of all appropriate proxy solicitation expenses associated with the election.

RCM will generally support shareholder proposals calling for the reimbursement of reasonable costs incurred in connection with nominating one or more candidates in a contested election where the following apply:

•	The election of fewer than 50% of the directors to be elected is contested in the election;

•	One or more of the dissident’s candidates is elected;

•	Shareholders are not permitted to cumulate their votes for directors; and

•	The election occurred, and the expenses were incurred, after the adoption of this bylaw.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

Section 2: Remuneration and Benefits

2.1	Executive and Director Compensation

2.1.1	Compensation of Executive Directors and Senior Managers

Compensation should contain both a short-term and long-term element, which fully aligns the executive with shareholders and where superior awards can only be achieved by attaining truly superior performance.

RCM believes that executive directors should be encouraged to receive a certain percentage of their salary in form of company stock. Therefore RCM would generally support the use of reasonably designed stock-related compensation plans, including appropriate deferrals.

Each director’s share option schemes should be clearly explained and fully disclosed (including exercise prices, expiry dates and the market price of the shares at the date of exercise) to both shareholders and participants, and should be subject to shareholder approval. They should also take into account appropriate levels of dilution. Overall, share options plans should be structured in a way to reward above-median performance.

RCM would generally vote against equity award plans or amendments that are too dilutive and expensive to existing shareholders, may be materially altered (cancellation and re-issue, re-testing and especially re-pricing of options, or the backdating of options) without shareholder approval, allow management significant discretion in granting certain awards, or are otherwise inconsistent with the interests of shareholders.

2.1.2	Performance Measurement and Disclosure of Performance Criteria and Achievement

RCM reserves the right to vote against boards or individual directors if performance has been significantly unsatisfactory for a prolonged time.

For performance measurement different criteria should be taken into consideration:

•	The management goals should be linked to the mid- and long-term goals of the company.

•	It is not sensible to define companies’ performance by only one dimension or key indicator (such as EPS). Therefore, a healthy mixture of various indicators should be considered.

•	A very important criterion is the sustainability of companies’ performance. Social, environmental and governance issues should be integrated into the companies’ performance measurement to the degree possible.

•	Performance measurement should incorporate risk considerations so that there are no rewards for taking inappropriate risks at the expense of the company and its shareholders.

•	Performance should be measured over timescales which are sufficient to determine that value has in fact been added for the company and its shareholders.

The performance criteria used by the companies as well as their achievement should be disclosed to the shareholders.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

2.1.3	Compensation of Non-Executive Directors

RCM believes that compensation for non-executive directors should be structured in a way which aligns their interests with the long-term interests of the shareholders, does not compromise their independence from management or from controlling shareholders of the company and does not encourage excessive risk-taking behaviour.

In particular the following elements should be taken into account:

•	Compensation should be in line with industry practice, with no performance link.

•	The amount of time and effort that the directors can invest in the company, given other directorships they may have.

2.1.4	Remuneration Committee and “Say on Pay”

Any remuneration policy should be determined by independent remuneration committees, be transparent and fully disclosed (to shareholders for every executive and non-executive director) in a separate Remuneration Report within the Annual Report. In markets for which proposals to approve the company’s remuneration policy or the company’s Remuneration Report, RCM will evaluate such proposals on a case-by-case basis, taking into account RCM’s approach to executive and non-executive director compensation as described elsewhere in these guidelines.

In the US market, the Dodd-Frank Act requires advisory votes on pay (MSOP), and requires that the proxy for the first annual or other meeting of the shareholders occurring after the enactment includes vote item to determine going forward, the frequency of the say-on-pay vote by shareholders to approve compensation.

RCM will support annual advisory votes on compensation, which provide the most consistent and clear communication channel for shareholder concerns about companies’ executive pay programs.

RCM encourages companies to increase transparency in this respect, and furthermore in general supports moves to empower shareholders with regard to having a say on the remuneration policy.

RCM pays close attention to perquisites, including pension arrangements, and will vote against them if deemed excessive.

2.1.5	Special Provisions

Special provisions whereby additional payment becomes due in the event of a change of control are an inappropriate use of shareholder funds and should be discouraged.

Transaction bonuses, executive severance agreements, poison pills or other retrospective ex-gratia payments should be subject to shareholder approval and should not be excessive.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

RCM believes that clawbacks should be used in order to better align long-term incentives of executive directors with the interests of the shareholders.

RCM also:

•	Votes against retirement benefits for non-executive directors.

•	Believes that severance pay should not exceed one year’s fixed salary or two years if the executive is dismissed during his first term of office.

2.2	Employee Remuneration

Remuneration structures and frameworks for the employees should reinforce the corporate culture and foster above-average performance.

Performance measurement for staff remuneration should incorporate risk considerations to ensure that there are no rewards for taking inappropriate risks at the expense of the company and its shareholders.

RCM will consider voting against stock purchase plans with discounts exceeding 15%. RCM will also vote against share issues to employees which appear to excessively dilute existing shareholder capital.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

Section 3: Audit

3.1	Role of Audit

RCM recognizes the critical importance of financial statements which provide a complete and precise picture of a company’s financial status.

RCM would generally support the audit committee to scrutinize auditor fees and the independence of the audit function.

3.2	Role of Audit Committee

RCM believes that the most important responsibilities of the Audit Committee are:

•	Assuring itself and shareholders of the quality of the audit carried out by the auditors as well as reviewing and monitoring their independence and objectivity.

•	Approval of the remuneration and terms of engagement of external auditors.

•	Reviewing and monitoring key auditing and accounting decisions.

•	Making recommendations to the board for consideration and acceptance by shareholders, in relation to the appointment, reappointment and, if necessary, the removal of the external auditors.

The board should disclose and explain the main role and responsibilities of the audit committee and the process by which the audit committee reviews and monitors the independence of the external auditors.

3.3	Independence of Auditors

RCM believes that annual audits should be carried out by an independent, external audit firm. The audit committee should have ongoing dialogue with the external audit firm without presence of management. Any resignation of an auditor as well as the reasons for such resignation should be publicly disclosed.

Fees paid for consulting and other services should not exceed fees paid for auditing services.

3.4	Remuneration of Auditors

Companies should be encouraged to delineate clearly between audit and non-audit fees. The breakdown of the fees should be disclosed.

Audit committees should keep under review the non-audit fees paid to the auditor and in relation to the company’s total expenditure on consultancy. Audit fees should never be excessive.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

Section 4: Risk Management and Internal Control

4.1	Role of Risk Management

RCM believes that boards with high standards of corporate governance will be better able to make sound strategic decisions and to oversee the approach to risk management. Boards need to understand and ensure that proper risk management is put in place for all material and relevant risks that the company faces.

4.2	Risk Management Process

The board has the responsibility to ensure that the company has implemented an effective and dynamic ongoing process to identify risks, measure their potential outcomes, and proactively manage those risks to the extent appropriate.

The Chief Risk Officer should be a member of the main Board.

4.3	Risk Management Documentation

Companies should maintain a documented risk management plan. The board should approve the risk management plan, which it is then the responsibility of management to implement. Risk identification should adopt a broad approach and not be limited to financial reporting; this will require consideration of relevant financial, operational and reputational risks.

RCM in general supports proposals which require the board to conduct a review of the effectiveness of the company’s risk management and internal control systems and the risk management plan at least annually.

4.4	Risk Committee

RCM strongly supports the establishment of a risk committee responsible for supervision of risks within the company. If necessary the board or the risk committee should seek independent external support to supplement internal resources.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

Section 5: Sustainability Issues

RCM customarily reviews shareholder proposals concerning sustainability issues. Consideration should be given to the circumstances of a particular environment, social, governance or ethical issue and whether this may have financial consequences, either directly or indirectly for the company.

In these cases, RCM would consider:

•	whether adoption of the proposal would have either a positive or negative impact on the company’s short-term or long-term share value;

•	whether the company has already responded in some appropriate manner to the request embodied in the proposal;

•	what other companies have done in response to the issue in question.

RCM generally supports proposals that encourage increased transparency on forward-looking and strategy-related sustainability issues deemed material to the financial performance of the company.

RCM can leverage its dedicated Sustainability Research team to formulate coherent and insightful opinions reflecting best practice for all industries globally, guided by national and international law and voluntary codes of good practice developed by authoritative bodies.

As a signatory to the UN Principles for Responsible Investment (UN PRI), RCM is committed where appropriate, to actively implementing the principles into its voting activities.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

Section 6: Capital Structure and Corporate Finance Issues

6.1	Capital Increases

6.1.1	Increase in Authorised Common Stock

RCM in general considers acceptable capital increases for purposes which aim to increase shareholder value in the long term. Any capital increase should take into consideration appropriate levels of dilution.

RCM regards the protection of minority and existing shareholders as a fundamental task for companies, and generally favours pre-emptive rights – i.e. for any new issue of shares to be first offered to existing shareholders. For companies in markets which have conditional capital systems (e.g. Germany, South Africa, etc.) RCM will in general support non-specific capital increases (i.e. not tied to any particular transaction) with pre-emptive rights to a maximum of 100% of the current authorised capital. Capital increases without pre-emptive rights will in general be accepted to a maximum of 20% of the current authorised capital. Only in exceptional circumstances will RCM consider voting for higher ceilings.

However, given wide variations of local market practices, RCM will support lower ceilings in markets where they are industry standard (e.g. in the UK, where NAPF guidelines stipulate an amount for share issuances with pre-emptive rights no more than 33% of the current issued share capital that could be used under the general issuance and no more than an additional 33% pursuant to a rights issue, and for share issuances without pre-emptive rights up to a maximum of 5% of the current issued share capital).

An issuance period for a capital increase is favoured to be limited to a reasonable amount of time in line with local market practice, but normally not longer than 18 months.

For companies in market which have authorized capital systems (e.g. US, Brazil, etc.), RCM will in general support proposals to increase authorized capital up to 100% over the current authorization unless the increase would leave the company with less than 30% of its new authorization outstanding.

6.1.2	Issuance or Increase of Preferred Stock

RCM generally votes against issuance of securities conferring special rights conflicting with the principle of “one share, one vote” (e.g. preferred shares).

RCM will in general support the issuance or the increase of preferred stock if its conditions are clearly defined (in terms of voting, dividend and conversion possibility, as well as other rights and terms associated with the stock) and are considered reasonable with a view of the overall capital structure of the firm, as well as with previously issued preferred stock.

RCM will in this respect also consider the impact of issuance/increase of preferred stock on the current and future rights of common shareholders.

RCM will generally oppose “blank check” preferred stock where the conditions are left at the discretion of the board, in particular when no clear statement is provided by the board that the preferred stock will not be used to prevent a takeover. RCM will only approve preferred stock deemed reasonable in light of the overall capital structure of the company, as well as previously issues preferred stock.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

6.2	Issuance of Debt

RCM is in favour of proposals that enhance a company’s long-term prospects and do not result in the company reaching unacceptable levels of financial leverage. RCM is in favour that shareholders should be consulted on the significant issuance of debt and the raising of borrowing limits.

When convertible debt is to be issued, RCM will analyse such a proposal also in light of its criteria to approve issuance of common shares.

6.3	Issues Related to Mergers, Takeovers and Restructurings

6.3.1	General Criteria for Mergers and Restructurings

A merger, restructuring, or spin-off in some way affects a change in control of the company`s assets. RCM expects companies to provide sufficient information to be able to evaluate the merits of such transactions considering various factors such as valuation, strategic rationale, conflicts of interest and corporate governance. RCM expects significant changes in the structure of a company to be approved by the shareholders

RCM may support a merger or restructuring where the transaction appears to offer fair value and the shareholders presumably cannot realise greater value through other means, where equal treatment of all shareholders is ensured and where the corporate governance profile is not significantly altered for the worse.

6.3.2	Poison Pill Plans

In general, RCM will not support Poison Pill plans and similar anti-takeover measures. RCM is clearly in favour of putting all poison pill plans to shareholder vote.

6.3.3	Anti-Greenmail Provisions

Greenmail is the practise of buying shares owned by a corporate raider back at a premium to the market price.

RCM will generally support anti-greenmail provisions that do not include other anti-takeover provisions. RCM believe that paying greenmail in favour of a corporate raider discriminates against other shareholders.

6.3.4	Fair Price Provisions

RCM will generally favour fair price provisions that protect minority shareholders and that are not merely designed for the purpose of imposing barriers to transactions.

RCM will vote against “standard fair price provisions” that are from RCM’s view marginally favourable to the remaining disinterested shareholders.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

RCM will vote against fair price provisions if the shareholder vote requirement imbedded in the provision is greater than a majority of disinterested shares.

RCM will vote for shareholder proposals to lower the shareholder vote requirement imbedded in existing fair price provisions.

6.3.5	Control Share Acquisition and Cash-Out Provisions

Control share acquisition statutes function by denying shares their voting rights when they contribute to ownership in excess of certain thresholds. Voting rights for those shares exceeding ownership limits may only be restored by approval of either a majority or supermajority of disinterested shares. Thus, control share acquisition statutes effectively require a hostile bidder to put its offer to a shareholder vote or risk voting disenfranchisement if the bidder continues buying up a large block of shares.

RCM will support proposals to opt out of control share acquisition statutes unless doing so would enable the completion of a takeover that would be detrimental to shareholders. RCM will oppose proposals to amend the charter to include control share acquisition provisions. RCM will support proposals to restore voting rights to the control shares.

Control share cash-out statutes give dissident shareholders the right to “cash-out” of their position in a company at the expense of the shareholder who has taken a control position. In other words, when an investor crosses a preset threshold level, remaining shareholders are given the right to sell their shares to the acquirer, who must buy them at the highest acquiring price.

RCM will generally support proposals to opt out of control share cash-out statutes.

6.3.6	Going Private/Going Dark Transactions

RCM will vote case-by-case on going private transactions, taking into account the following:

•	Offer price/premium;

•	Fairness opinion;

•	How the deal was negotiated;

•	Conflicts of interest;

•	Other alternatives/offers considered; and

•	Non-completion risk.

RCM will vote case-by-case on going dark transactions, determining whether the transaction enhances shareholder value by taking into consideration:

•	Whether the company has attained benefits from being publicly-traded (examination of trading volume, liquidity, and market research of the stock);

•	Balanced interests of continuing vs. cashed-out shareholders, taking into account the following:

•	Are all shareholders able to participate in the transaction?

•	Will there be a liquid market for remaining shareholders following the transaction?

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

•	Does the company have strong corporate governance?

•	Will insiders reap the gains of control following the proposed transaction?

•	Does the state of incorporation have laws requiring continued reporting that may benefit shareholders?

6.3.7	Joint Ventures

When voting on proposals to form joint ventures, RCM will consider the following factors:

•	Percentage of assets/business contributed;

•	Percentage ownership;

•	Financial and strategic benefits;

•	Governance structure;

•	Conflicts of interest;

•	Other alternatives; and

•	Non-completion risk.

6.3.8	Liquidations

RCM will consider liquidations on a case-by-case basis, taking into account the following:

•	Management’s efforts to pursue other alternatives;

•	Appraisal value of assets; and

•	The compensation plan for executives managing the liquidation.

RCM will support the liquidation if the company will file for bankruptcy if the proposal is not approved.

6.3.9	Special Purpose Acquisition Corporations (SPACs)

RCM will consider SPAC mergers and acquisitions on a case-by-case basis taking into account the following:

•	Valuation – Is the value being paid by the SPAC reasonable?

•	Market reaction – How has the market responded to the proposed deal?

•	Deal timing – A main driver for most transactions is that the SPAC charter typically requires the deal to be complete within 18 to 24 months, or the SPAC is to be liquidated.

•	Negotiations and process – What was the process undertaken to identify potential target companies within specified industry or location specified in charter?

•	Conflicts of interest – How are sponsors benefiting from the transaction compared to IPO shareholders? Potential conflicts could arise if a fairness opinion is issued by the insiders to qualify the deal rather than a third party or if management is encouraged to pay a higher price for the target because of an 80% rule (the charter requires that the fair market value of the target is at least equal to 80% of net assets of the SPAC).

•	Voting agreements – Are the sponsors entering into enter into any voting agreements/ tender offers with shareholders who are likely to vote against the proposed merger or exercise conversion rights?

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

6.4	Other Corporate Finance Issues

6.4.1	Stock Splits and Reverse Stock Splits

In general RCM will support stock splits.

Regarding reverse stock splits, RCM will support them in case their purpose is to fulfil a minimum stock exchange listing requirement.

6.4.2	Share Repurchase Programs

RCM will approve share repurchase programs when they are in the best interest of the shareholders, when all shareholders can participate on equal terms in the buyback program and where RCM agrees that the company cannot use the cash in a more useful way.

RCM will also view such programs in conjunction with the company’s dividend policy.

6.4.3	Dividend Policy

RCM believes that the proposed dividend payments should be disclosed in advance to shareholders and be put to a vote.

6.4.4	Creating Classes with Different Voting Rights/Dual-Voting Share Class Structures

RCM will in general support the principle “one-share, one-vote” as unequal voting rights allow for voting power to potentially be concentrated in the hands of a limited number of shareholders.

Therefore, RCM will normally favour a conversion to a “one-share, one-vote” capital structure and will in principle not support the introduction of multiple-class capital structures or the creation of new or additional super-voting shares.

6.4.5	Conversion of Securities

RCM will vote case-by-case on proposals regarding conversion of securities. When evaluating these proposals the investor should review the dilution to existing shareholders, the conversion price relative to market value, financial issues, control issues, termination penalties, and conflicts of interest.

RCM will support the conversion if it is expected that the company will be subject to onerous penalties or will be forced to file for bankruptcy if the transaction is not approved.

6.4.6	Private Placements/Warrants/Convertible Debentures

RCM will consider proposals regarding private placements, warrants, and convertible debentures on a case-by-case basis, taking into consideration:

•	Dilution to existing shareholders’ position;.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

•	Terms of the offer (discount/premium in purchase price to investor, including any fairness opinion, conversion features, termination penalties, exit strategy);

•	Financial issues (the company’s financial condition, degree of need for capital, use of proceeds, effect of the financing on the company’s cost of capital, current and proposed cash burn rate, going concern viability, and the state of the capital and credit markets);

•	Management’s efforts to pursue alternatives and whether the company engaged in a process to evaluate alternatives;

•	Control issues (potential change in management/board seats, change in control, standstill provisions, voting agreements, veto power over certain corporate actions, and minority versus majority ownership and corresponding minority discount or majority control premium);

•	Conflicts of interest (as viewed from the perspective of the company and the investor), considering whether the terms of the transaction were negotiated at arm’s length, and whether managerial incentives are aligned with shareholder interests;

•	Market reaction – How has the market responded to the proposed deal?

RCM will support the private placement or the issuance of warrants and/or convertible debentures in a private placement, if it is expected that the company will file for bankruptcy if the transaction is not approved.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

Section 7: Other Issues

7.1	General Issues regarding Voting

7.1.1	Bundled Proposals

RCM in general favours voting on individual issues and therefore votes against bundled resolutions.

Agenda items at shareholder meetings should be presented in such a way that they can be voted upon clearly, distinctly and unambiguously.

7.1.2	“Other Business” Proposals

RCM in general opposes “Other Business” proposals unless there is full and clear information about the exact nature of the business to be voted on.

7.1.3	Simple Majority Voting/Elimination of Supermajority

RCM in general supports simple majority voting and the elimination of supermajority. In certain cases, RCM may consider favouring supermajority in cases where it protects minority shareholders from dominant large shareholders.

7.2	Miscellaneous

7.2.1	Re-domiciliation

RCM will oppose re-domiciliation if the reason is to take advantage of a protective status and if the change will incur a significant loss of shareholder power.

7.2.2	Shareholder Right to Call Special Meeting/Act by Written Consent

RCM believes that companies should enable holders of a specified portion of its outstanding shares or a specified number of shareholders to call a meeting of shareholders for the purpose of transacting the legitimate business of the company. While it is appropriate to limit abuses, these hurdles should nevertheless be low enough to enable appropriate accountability of the company to its shareholders. Shareholders should be enabled to work together to make such a proposal.

7.2.3	Disclosure and Transparency

RCM believes that companies should apply high standards of disclosure and transparency. In this regards, RCM shows a preference for:

•	at least half-year or full-year reports;

•	adherence to consistent internationally accepted financial standards;

•	availability of financial information and investor communication in a Business English translation;

•	personal accessibility and availability of top management for investors;

•	preparation of two reports (simplified and detailed versions) in at least two commonly used languages;

•	a guide to reading financial statements and clear explanations of proposed resolutions;

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

•	publication of documents on the Internet;

•	mandatory presence of directors at general meetings;

•	video link for shareholders not physically present;

•	adoption of electronic voting;

•	standardisation of voting forms.

7.2.4	Proposals to Adjourn Meeting

RCM will generally oppose proposals to provide management with the authority to adjourn an annual or special meeting absent compelling reasons to support the proposal.

However, RCM will support proposals that relate specifically to soliciting votes for a merger or transaction if supporting that merger or transaction.

7.2.5	Amend Bylaws without Shareholder Consent

Providing the board with the sole ability to amend a company’s bylaws could serve as an entrenchment mechanism and could limit shareholder rights. As such, RCM will oppose proposals giving the board exclusive authority to amend the bylaws. However, RCM will support proposals giving the board the ability to amend the bylaws in addition to shareholders.

7.2.6	Routine Agenda Items

Many routine proposals are operational issues of a non-controversial nature. The list of operational issues includes, but is not limited to: changing date, time, or location of the annual meeting; amending quorum requirements; amending minor bylaws; approving financial results, director reports, and auditor reports; approving allocation of income; changing the company’s fiscal term; and lowering disclosure threshold for stock ownership.

While these proposals are considered to be routine, they are not inconsequential. Fiduciaries remain charged with casting their votes, so these proposals must be evaluated on a case-by-case basis, taking into account shareholders’ rights and the potential economic benefits that would be derived from implementation of the proposal.

7.2.7	Succession Planning

All companies should have succession planning policies and succession plans in place, and boards should periodically review and update them. Guidelines for disclosure of a company’s succession planning process should balance the board’s interest in keeping business strategies confidential with shareholders’ interests in ensuring that the board is performing its planning duties adequately.

RCM will generally support proposals seeking disclosure on a CEO succession planning policy, considering at a minimum, the following factors:

•	The reasonableness/scope of the request; and

•	The company’s existing disclosure on its current CEO succession planning process.

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

RCM Global Corporate Governance Guidelines and Proxy Voting Policy

RCM (UK) Ltd., Allianz Global Investors, 155 Bishopsgate, London, EC2M 3AD

Switchboard: +44 (0)20 7859 9000 www.rcm.com

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